Cyber Crucible is positively positioned in the cybersecurity market due to it's novel technology, strategic market approach, and proven traction. The valuation reflects the value of the product, comparable industry acquisitions, and strong growth trajectory.

**Market Traction and Comparisons**:

- The cybersecurity industry is massive and growing, evidenced by high-value acquisitions like Wombat Technologies ($221M with $14M revenue) and Avalor ($350M with $3M revenue). These underscore the high market demand and valuation premiums for innovative cybersecurity solutions.
- Below is a review of the pre-money valuations of several companies in the cybersecurity industry. This chart highlights that our $45M cap is in line with market standards.

| Company | Funding Millions (Series A default) | 20% post-money dilution pre-money valuation in Millions | 25% post-money dilution pre-money valuation in Millions |
|---|---|---|---|
| Nagomi Security | 23 | 92 | 69 |
| Cynomi | 20 | 80 | 60 |
| Sublime Security | 20 | 80 | 60 |
| Dropzone AI | 16.8 | 67.2 | 50.4 |
| BforeAI | 15 | 60 | 45 |
| Prophet Security (Seed) | 11 | 44 | 33 |
| NightVision (Seed & Pre-Product) | 5.4 | 21.6 | 16.2 |
| Insane Cyber ("early stage funding round") | 4.2 | 16.8 | 12.6 |
| Amplifier Security (Pre-Seed) | 3.3 | 13.2 | 9.9 |
| RunReveal (pre-Seed) | 2.5 | 10 | 7.5 |
| Bricklayer AI (pre-seed) | 2.5 | 10 | 7.5 |

Vertical AI Potential:

- As the first and only company using AI to automate cybersecurity workflows, we are positioned to capitalize on the massive potential of Vertical AI.
  - Vertical AI companies capture ~80% of the ACV of traditional vertical SaaS systems and are growing rapidly, with ~400% year-over-year growth, 65% gross margins, and efficient operations.
  - This sector's potential is immense, with predictions of at least five Vertical AI Centaurs ($100M+ ARR) within the next two to three years.

Revenue and Growth Potential:

- Cyber Crucible has achieved software revenue of $1.8M, and 2023 ARR of $900K with minimal outside investment, demonstrating strong market validation and potential for exponential growth. The stated 130% renewal rate emphasizes customer satisfaction and recurring revenue potential.
  - These numbers demonstrate early market acceptance

Economic Moat:

- The product's unique attributes allow a fundamentally different go-to-market strategy. Cyber Crucible can capitalize on the immense scalability of SaaS models with the low overhead of OEM. This indicates the potential for a favorable ROI:
  - Recurring Subscription Revenue (SaaS): Predictable, recurring revenue without extensive customer servicing complexity.
  - OEM Advantages: Deep integration with clients' systems, fostering long-term relationships and reducing churn.

The scalability of the technology, market need, and comparable industry acquisitions indicate this to be an advisable investment opportunity.

**Q & A's**

**Q:** Your current revenue is $990K annually. While this is impressive for a bootstrapped company, the valuation seems quite high relative to your revenue. Can you justify this large gap between revenue and valuation?

**A:** Our current revenue demonstrates market acceptance and potential. Our valuation is forward-looking, considering the scalability of our technology, market need, and comparable industry acquisitions. Currently, analysts are predicting that vertical ai market capitalization will be at least 10x the size of legacy Vertical SaaS.


**Q:** The cybersecurity market is hot but extremely competitive. What makes you confident that Cyber Crucible will maintain its market position amidst larger competitors?

**A:** Our confidence is based on several factors. First, our founder's DoD experience and early AI adoption have given us a significant head start. Additionally, our go-to-market strategy is the first of its kind in the space. By combining the best aspects of SaaS and OEM models, we ensure predictable recurring revenue and deep client integration without typical pitfalls, supporting sustainable growth and competitive resilience.

Moreover, we are already outperforming larger incumbents in the marketplace, even without investor-backed introductions and significant marketing investment. For instance, Nagomi's enterprise deal (see table) was facilitated through the Crowdstrike Accelerator, whereas we have secured similar deals independently. We are winning despite the advantages enjoyed by other companies. We have the biggest advantage of all: a revolutionary product.


**Q:** You mentioned seeking investors who align with your core values. Can you elaborate on what this means in practice? How do you ensure investor interests align with the company's long-term goals?

**A:** At Cyber Crucible, we prioritize integrity, confidence, and optimism. We seek investors who share these values and believe in our mission. This means fostering transparent communication, aligning on strategic goals, and valuing long-term growth over short-term gains. Support from like-minded investors propels our advancements and impact.


## Sources

1. DataTribe Insights Q1 2024 [DataTribe Insights Q1 2024](https://datatribe.com/news/datatribe-insights-q124/)

2. TechCrunch - Security Companies Are Hot Stuff Right Now [TechCrunch - Security Companies Are Hot Stuff Right Now] (https://techcrunch.com/2019/06/04/security-companies-are-hot-stuff-right-now/)

3. Wombat Technologies Acquisition[Proofpoint Acquires Wombat Security for $225 Million](https://www.zdnet.com/article/proofpoint-acquires-wombat-security-for-225-million/)

4. Avalor Acquisition [Zscaler Acquires Avalor for $350 Million](https://www.zscaler.com/press-release/zscaler-acquires-avalor-350-million)

5. Cybersecurity Market Trends and Growth [Gartner Forecasts Worldwide Security and Risk Management Spending] (https://www.gartner.com/en/newsroom/press-releases/2023-05-18-gartner-forecasts-worldwide-security-and-risk-management-spending-to-grow-11-3-percent-in-2023)

6.https://www.bvp.com/atlas/state-of-the-cloud-2024#Trend-4-Vertical-AI-shows-potential-to-dwarf-legacy-SaaS-with-new-applications-and-business-models

7.. CrowdStrike Accelerator [CrowdStrike's Falcon Fund Invests in Cybersecurity Startups](https://www.crowdstrike.com/blog/introducing-the-falcon-fund-crowdstrikes-new-investment-arm/)